Exhibit 99.3
[Manhattan Research Letterhead]
May 6, 2010
Everyday Health, Inc.
345 Hudson Street
16th Floor
New York, NY 10014
To Whom It May Concern:
     Manhattan Research, LLC (“Manhattan Research”) consents to the inclusion of its name and the language set forth below in the Registration Statement on Form S-1 filed by Everyday Health, Inc. and any related prospectus:
“According to Manhattan Research, LLC, a healthcare marketing services firm, the number of U.S. adults looking for health information online has increased from 63.3 million in 2002 to 157.5 million by the third quarter of 2009.”
“Manhattan Research also found that in the twelve month period prior to the third quarter of 2009, 68% of all adults in the U.S. used the Internet to obtain health information, compared to 64% of adults seeking such information from a doctor and 43% of adults seeking such information from friends or family members.”
     Manhattan Research’s consent shall not be deemed an admission that Manhattan Research is an expert whose consent is required under Section 7 of the Securities Act of 1933.
Sincerely,
Manhattan Research, LLC

By:	/s/ Joe L. Farris II Name: Joe L. Farris II Title: President